Morgan, Lewis & Bockius LLP
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Philadelphia, PA 19103
Tel. +1.215.963.5000
Fax: +1. 215.963.5001
www.morganlewis.com

Justin W. Chairman
Partner
+1. 215.963.5061
justin.chairman@morganlewis.com

June 7, 2016
VIA EDGAR AS CORRESPONDENCE
David L. Orlic, Esquire
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:    CSS Industries, Inc.
Preliminary Proxy Statement on Schedule 14A
Filed May 31, 2016
File No. 001-02661
Ladies and Gentlemen:

On behalf of CSS Industries, Inc. (the “Company”), we are responding to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in its letter dated June 6, 2016 (the “Comment Letter”), relating to the above referenced Preliminary Proxy Statement on Schedule 14A. The Company is also filing a Revised Preliminary Proxy Statement (the “Revised Preliminary Proxy Statement”) on Schedule 14A with this response letter.

Set forth below are the Company’s responses to the Staff’s comments. The responses set forth below are based upon information provided to Morgan, Lewis & Bockius LLP by the Company. For convenience, the responses are keyed to the numbering of the comments and the headings used in the Comment Letter.

In addition to responding to the Staff’s comments, the Company has also updated the disclosure in the “Background of the Proxy Contest” section of the Revised Preliminary Proxy Statement to describe a letter received by the Company from Jovetree Capital Management on June 6, 2016.

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David L. Orlic, Esquire
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
June 7, 2016

The Company respectfully requests that the Staff confirm that it has no further comments to the Revised Preliminary Proxy Statement so that it may file a Definitive Proxy Statement on Schedule 14A on June 10, 2016, or as soon as practicable thereafter.

On behalf of the Company, we advise you as follows:

Background of the Proxy Contest

1.	Please specify the “concerns regarding a lack of disclosure at CSS” set forth in the letter dated April 11, 2016 from Jovetree Capital Management.

Response: We have revised the “Background of the Proxy Contest” section of the Revised Preliminary Proxy Statement to briefly describe the matters that are identified in the bullets above.

2.	Please specify the “various thoughts” set forth in the May 18, 2016 presentation received from Mr. Longnecker.

Response: We have revised the “Background of the Proxy Contest” section of the Revised Preliminary Proxy Statement to briefly describe the matters that are identified in the bullets above.

Proposal 3 - Advisory Vote on Executive Compensation, page 58

3.
Please disclose that this vote is being provided as required pursuant to Section 14A of the Exchange Act, the current frequency of shareholder advisory votes on executive compensation and when the next such vote will occur. See Item 24 of Schedule 14A.

Response: We have revised the “Proposal 3 - Advisory Vote on Executive Compensation” section of the Revised Preliminary Proxy Statement to describe the matters that are identified in the above comment.

* * * * * *

David L. Orlic, Esquire
Special Counsel
Office of Mergers and Acquisitions
United States Securities and Exchange Commission
June 7, 2016

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
If the Staff has any questions or comments regarding the foregoing, please feel free to contact the undersigned by telephone at (215) 963-5061 or via email at justin.chairman@morganlewis.com.
Sincerely,
/s/ Justin W. Chairman
Justin W. Chairman
cc:    William G. Kiesling, Esquire (CSS Industries, Inc.)